Exhibit 99.1

Moolec Science Announces Successful Closing of Business Combination, Expanding Across Life Sciences and Food-Tech

Cayman Islands. June 17, 2025 – Moolec Science SA (NASDAQ: MLEC; “The Company”; “Moolec”), a science-based food ingredient company focused on producing animal proteins and nutritional oils in plants, today announced the successful closing of its previously announced strategic business combination (the “Business Combination”) with Bioceres Group Limited (“Bioceres Group”), Gentle Technologies Corp (“Gentle Tech”), and Nutrecon LLC (“Nutrecon”). With the closing, Moolec emerges as the parent company of a significantly expanded and enhanced enterprise at the forefront of sustainable life sciences and food-tech innovation.

This transformative transaction brings together complementary capabilities across food ingredients, ag-biologicals, precision fermentation, biomaterials, and R&D services, consolidating Moolec’s position as a differentiated life science platform focused on sustainable solutions from molecule to ingredient.

The Business Combination, initially announced on April 17, 2025, was ratified by Moolec shareholders at the Extraordinary General Meeting (“EGM”) held on June 16, with ~77% of the outstanding shares present at the meeting, and ~98% of the votes cast were in favor of the transaction.

Under the terms of the transaction, Bioceres Group shareholders have exchanged their equity ownership for approximately 6.9 million shares of Moolec. The shareholders of 100% of Nutrecon and 50% of Gentle Tech have received, in exchange for their ownership in these entities, approximately 0.65 million shares of Moolec and 0.5 million Moolec private warrants, each with a strike price of $20.00.

The combined company will continue operating under the name Moolec Science, with its securities trading on NASDAQ under the ticker symbols “MLEC” and “MLECW”.

The Board of Directors has appointed Mr. Alejandro Antalich as Chief Executive Officer of Moolec Science. Mr. Antalich brings over 20 years of international leadership experience in biotechnology and life sciences, with a proven track record of scaling sustainable technologies, driving strategic partnerships, M&A, and delivering significant growth through value-creating transactions. Prior to this appointment, he served as CEO of Nutrecon, where he positioned the company as a key innovator in precision fermentation and alternative protein ingredients, and established a state-of-the-art synthetic biology platform providing integrated R&D, contract development, and manufacturing services. Earlier in his career, he led an innovative life sciences company, guiding its international expansion and executing its strategic sale to a global publicly traded corporation in a landmark transaction valued at nearly $300 million.

Key highlights:

●	Ingredient Innovation: Moolec will continue advancing its flagship molecular farming products, such as Piggy Sooy™ and GLASO™, while integrating Mycofood™ - acquired through Nutrecon - under the Eternal® brand to expand its alternative protein offering.

●	Biological Ag Expansion: Through Bioceres Group, Moolec will now offer upstream technologies for regenerative agriculture, including biological inputs and climate-smart seeds under the Rizobacter®, ProFarm®, and HB4® brands.

●	Integrated R&D and Technical Capabilities: With cutting-edge infrastructure through Agrality® and Synbio Powerlabs® - platforms belonging to Bioceres Group and Nutrecon, respectively - Moolec now benefits from in-house R&D, CDMO and regulatory capabilities designed to accelerate the development, testing, and regulatory progression of its technology pipeline.

●	Emerging Tech & Equipment: The Company will also expand its presence in emerging technologies for grain and biomass transformation, particularly within the biomaterials space, as well as new concepts in farm equipment that integrate material science, electric mobility, and autonomy. These initiatives are currently being developed through subsidiaries of Gentle Tech and Bioceres Group.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for the food and dietary supplementation markets. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal proteins for the good of the planet. Moolec’s technological approach aims to have the cost structure of plant-based solutions with the nutrition and functionality of animal-based ones. The Company’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. Moolec’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower to produce oils and proteins. The Company has an industrial and commercial R&D capability to complement their Molecular Farming technology and secures a growing international patent portfolio (25+, both granted and pending) for its technology. Moolec is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America. For more information, visit moolecscience.com and ir.moolecscience.com.

Forward Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in Moolec’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Science’s Contacts:

●	Press & Media inquiries: comms@moolecscience.com
●	Investor Relations inquiries: ir@moolecscience.com

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